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              DOBSON COMMUNICATIONS TO ACQUIRE CELLULAR
                    PROPERTY IN NORTHERN GEORGIA

       OKLAHOMA CITY, July 31, 2000--Dobson Communications Corporation (Nasdaq: DCEL) announced today that it has entered into a definitive agreement to acquire the FCC cellular license and certain assets related to the Georgia 1 Rural Service Area (RSA) for approximately $65.0 million, subject to adjustment. Approximately 30 percent of the purchase price will be paid in Dobson common stock, with the remainder paid in cash. Completion of the transaction is subject to customary closing conditions and approvals by regulatory agencies. Dobson expects to complete the acquisition by the end of the year.

       The Georgia 1 RSA covers eight counties in north central Georgia, including much of the Interstate 75 roaming corridor that links state capital Atlanta to Chattanooga, Tennessee. Also included in the market are Dalton, Georgia, one of the nation's leading manufacturing centers for carpet and textiles, and several popular recreational areas in the Blue Ridge Mountains, including the Chattahoochee National Forest.

       The Georgia 1 RSA has a total population base of approximately 237,000.

       "In Georgia 1, we are acquiring a marketing with excellent growth potential and a very strong CDMA network," said Ed Evans, president and chief operating officer. "The region has excellent potential for both roaming revenue growth and subscriber growth as we bring the network up to 100 percent digital capability."

       Dobson's nearest managed markets are the Tennessee 4 RSA and the Kentucky 4, 5, 6 and 8 RSAs that are owned by the American Cellular joint venture, which Dobson and AT&T Wireless (NYSE: AWE) acquired earlier this year.

       Dobson Communications is a leading provider of cellular phone services to rural markets in the United States. Headquartered in Oklahoma City, the Company owns or manages wireless operations in 18 states, covering a total population of 8.6 million. For additional information on the Company and its operations, please visit its web site at WWW.DOBSON.NET.

       This press release contains forward-looking statements that are based upon assumptions that in the future may prove not to have been accurate. Those statements and the Company's business and prospects are subject to a number of risks, including, but not limited to, substantial capital expenditures required to fund its acquisitions, the inability to secure adequate financing to fund the Company's continued growth, competition, government regulation and the ability of the Company to implement and continue its business strategy. These and other risks are described in the Company's documents and reports, which are available from the Securities and Exchange Commission.

CONTACT:   J. Warren Henry
           Vice President, Investor Relations
           (405) 529-8820